

Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in millions)

	For the Years Ended December 31,		
	2006	**2005**	**2004**
Financing revenue			
Operating leases	$ 5,608	$ 5,286	$ 5,889
Retail	3,649	3,932	4,513
Interest supplements and other support costs earned from affiliated companies (Note 15)	3,487	3,259	3,360
Wholesale	2,419	1,232	796
Other	215	221	200
Total financing revenue	15,378	13,930	14,758
Depreciation on vehicles subject to operating leases	(5,189)	(4,430)	(4,909)
Interest expense	(7,818)	(6,616)	(6,733)
Net financing margin	2,371	2,884	3,116
Other revenue			
Investment and other income related to sales of receivables (Note 7)	668	1,513	1,935
Insurance premiums earned, net (Note 2)	182	192	216
Other income	1,019	845	1,652
Total financing margin and other revenue	4,240	5,434	6,919
Expenses			
Operating expenses	2,038	2,185	2,142
Provision for credit losses (Note 6)	95	166	900
Insurance expenses (Note 2)	154	160	167
Total expenses	2,287	2,511	3,209
Income from continuing operations before income taxes	1,953	2,923	3,710
Provision for income taxes (Note 11)	670	1,059	1,371
Income from continuing operations before minority interests	1,283	1,864	2,339
Minority interests in net income of subsidiaries	-	1	2
Income from continuing operations	1,283	1,863	2,337
Income from discontinued operations (Note 13)	-	37	81
Gain on disposal of discontinued operations (Note 13)	-	4	-
Net income	$ 1,283	$ 1,904	$ 2,418



Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	December 31,	
	2006	**2005**
ASSETS		
Cash and cash equivalents (Note 1)	$ 12,331	$ 14,798
Marketable securities (Note 3)	10,161	3,810
Finance receivables, net (Note 4)	109,405	109,876
Net investment in operating leases (Note 5)	25,939	22,213
Retained interest in securitized assets (Note 7)	990	1,420
Notes and accounts receivable from affiliated companies	950	1,235
Derivative financial instruments (Note 12)	1,804	2,547
Other assets (Note 9)	5,752	6,363
Total assets	$ 167,332	$ 162,262
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable		
Customer deposits, dealer reserves and other	$ 1,509	$ 1,904
Affiliated companies	3,648	794
Total accounts payable	5,157	2,698
Debt (Note 10)	139,740	133,446
Deferred income taxes	6,783	9,276
Derivative financial instruments (Note 12)	296	680
Other liabilities and deferred income (Note 9)	3,588	4,755
Total liabilities	155,564	150,855
Minority interests in net assets of subsidiaries	3	3
Stockholder's equity		
Capital stock, par value $100 a share, 250,000 shares authorized, issued and outstanding	25	25
Paid-in surplus (contributions by stockholder)	5,124	5,117
Accumulated other comprehensive income	825	391
Retained earnings	5,791	5,871
Total stockholder's equity	11,765	11,404
Total liabilities and stockholder's equity	$ 167,332	$ 162,262





Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

(in millions)

	Capital Stock	Paid-in Surplus	Retained Earnings	Accumulated Other Comprehensive Income/(Loss) Unrealized Gain/(Loss) on Assets	Foreign Currency Translation	Derivative Instruments	Total
Balance at December 31, 2003	$ 25	$ 5,117	$ 8,607	$ 201	$ 305	$ (65)	$14,190
2004 comprehensive income/(loss) activity:							
Net income	-	-	2,418	-	-	-	2,418
Change in value of retained interest in securitized assets (net of tax of $5)	-	-	-	(8)	-	-	(8)
Unrealized gain on marketable securities (net of tax of $4)	-	-	-	6	-	-	6
Less: reclassification adjustment for gains on marketable securities realized in net income (net of tax of $2)	-	-	-	(3)	-	-	(3)
Foreign currency translation	-	-	-	-	357	-	357
Net gain on derivative instruments (net of tax of $100)	-	-	-	-	(6)	176	170
Less: reclassification adjustment for gains on derivative instruments realized in net income (net of tax of $39)	-	-	-	-	-	(67)	(67)
Total comprehensive income/(loss), net of tax	-	-	2,418	(5)	351	109	2,873
Cash dividends paid in 2004	-	-	(4,300)	-	-	-	(4,300)
Balance at December 31, 2004	$ 25	$ 5,117	$ 6,725	$ 196	$ 656	$ 44	$12,763
2005 comprehensive income/(loss) activity:							
Net income	-	-	1,904	-	-	-	1,904
Change in value of retained interest in securitized assets (net of tax of $18)	-	-	-	(32)	-	-	(32)
Unrealized loss on marketable securities (net of tax of $4)	-	-	-	(7)	-	-	(7)
Less: reclassification adjustment for gains on marketable securities realized in net income (net of tax of $1)	-	-	-	(2)	-	-	(2)
Foreign currency translation	-	-	-	-	(469)	-	(469)
Net gain on derivative instruments (net of tax of $35)	-	-	-	-	1	61	62
Less: reclassification adjustment for gains on derivative instruments realized in net income (net of tax of $32)	-	-	-	-	-	(57)	(57)
Total comprehensive income/(loss), net of tax	-	-	1,904	(41)	(468)	4	1,399
Cash dividends paid in 2005 and dividend transfer (a)	-	-	(2,758)	-	-	-	(2,758)
Balance at December 31, 2005	$ 25	$ 5,117	$ 5,871	$ 155	$ 188	$ 48	$11,404
2006 comprehensive income/(loss) activity:							
Net income	-	-	1,283	-	-	-	1,283
Change in value of retained interest in securitized assets (net of tax of $33)	-	-	-	(64)	-	-	(64)
Unrealized gain on marketable securities (net of tax of $9)	-	-	-	12	-	-	12
Less: reclassification adjustment for gain on marketable securities realized in net income (net of tax of $5)	-	-	-	(10)	-	-	(10)
Foreign currency translation	-	-	-	-	523	-	523
Net gain on derivative instruments	-	-	-	-	9	-	9
Less: reclassification adjustment for gains on derivative instruments realized in net income (net of tax of $20)	-	-	-	-	-	(36)	(36)
Total comprehensive income/(loss), net of tax	-	-	1,283	(62)	532	(36)	1,717
Paid in surplus	-	7	-	-	-	-	7
Cash dividends paid in 2006 and dividend transfer (a)	-	-	(1,363)	-	-	-	(1,363)
Balance at December 31, 2006	$ 25	$ 5,124	$ 5,791	$ 93	$ 720	$ 12	$11,765

(a) Dividends included the transfer of Ford Credit assets to Ford with a net book value of $8 million in First Quarter 2005 and a net book value of $13 million in Third Quarter 2006



Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)

	For the Years Ended December 31,		
	2006	**2005**	**2004**
Cash flows from operating activities of continuing operations			
Net income	$ 1,283	$ 1,904	$ 2,418
Income related to discontinued operations	-	(41)	(81)
Provision for credit losses	95	166	900
Depreciation and amortization	5,489	4,937	5,337
Net (gain) on sales of finance receivables	(88)	(87)	(160)
(Decrease)/increase in deferred income taxes	(94)	737	808
Net change in other assets	915	198	979
Net change in other liabilities	(26)	(2,158)	(598)
Net (purchases)/sales of held-for-sale wholesale receivables	-	(1,188)	(5,056)
All other operating activities	192	837	681
Net cash provided by operating activities	7,766	5,305	5,228
Cash flows from investing activities of continuing operations			
Purchase of finance receivables (other than wholesale)	(44,647)	(38,937)	(49,946)
Collection of finance receivables (other than wholesale)	35,008	38,260	41,171
Purchase of operating lease vehicles	(15,275)	(15,318)	(14,345)
Liquidation of operating lease vehicles	6,429	9,043	9,796
Net change in wholesale receivables	5,856	978	(1,083)
Net change in retained interest in securitized assets	672	4,580	4,682
Net change in notes receivable from affiliated companies	31	343	(43)
Proceeds from sales of receivables and retained interests	5,120	20,935	10,319
Purchases of marketable securities	(19,610)	(6,169)	(4,108)
Proceeds from sales and maturities of marketable securities	13,591	3,072	9,013
Proceeds from sales of business	-	2,057	412
Net change in derivatives	178	1,349	2,650
Transfer of cash balances upon disposition of discontinued operations	-	(5)	(13)
All other investing activities	16	(2)	(690)
Net cash (used in)/provided by investing activities	(12,631)	20,186	7,815
Cash flows from financing activities of continuing operations			
Proceeds from issuance of long-term debt	45,533	20,882	18,387
Principal payments on long-term debt	(35,836)	(32,432)	(32,483)
Change in short-term debt, net	(6,152)	(8,663)	6,958
Cash dividends paid	(1,350)	(2,750)	(4,300)
All other financing activities	(140)	(17)	(73)
Net cash provided by/(used in) financing activities	2,055	(22,980)	(11,511)
Effect of exchange rate changes on cash and cash equivalents	343	(386)	349
Total cash flows from continuing operations	(2,467)	2,125	1,881



Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)

	For the Years Ended December 31,					
	2006		**2005**		**2004**	
Cash flows from discontinued operations						
Cash flows from discontinued operations provided by operating activities		-		71		464
Cash flows from discontinued operations used in investing activities		-		(66)		(457)
Net (decrease)/increase in cash and cash equivalents	$	(2,467)	$	2,130	$	1,888
Cash and cash equivalents, beginning of period	$	14,798	$	12,668	$	10,774
Cash and cash equivalents of discontinued operations, beginning of period		-		-		6
Change in cash and cash equivalents		(2,467)		2,130		1,888
Less: cash and cash equivalents of discontinued operations, end of period		-		-		-
Cash and cash equivalents, end of period	$	12,331	$	14,798	$	12,668
Supplementary cash flow information for continuing operations (a)						
Interest paid	$	7,495	$	6,129	$	6,003
Income taxes paid		533		268		181

(a) Refer to Note 7, servicing portfolio activity, for non-cash supplementary data related to the consolidation of our wholesale securitization program.





Ford Motor Credit Company

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XBRL report	fmcc-20061231.xml
XBRL taxonomy schema	fmcc-20061231.xsd
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XBRL taxonomy linkbase	fmcc-20061231_pre.xml
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